Exhibit 12.1

Alpha Natural Resources, Inc

Computation of ProForma Ratio of Earnings to Fixed Charges

(Amounts in thousands)

	Six Months Ended June 30, 2012	Year ended December 31, 2011(1)
		(adjusted)
Earnings:
Loss from continuing operations before income taxes	$(2,771,943)	$(796,323)
Adjustments:
Fixed charges	123,024	208,104
Loss from equity investees	811	1,268
Amortization of capitalized interest	104	106
Capitalized interest	(1,178)	(1,925)

	$(2,649,182)	$(588,770)

Fixed Charges:
Interest expense	106,906	171,789
Loss on early extinguishment of debt	—	10,026
Portion of rental expense representative of interest	14,940	24,364
Capitalized interest	1,178	1,925

	$123,024	$208,104

Pro forma ratio of earnings to fixed charges(2)	N/A (3)	N/A (3)

(1)	As adjusted to reflect the final purchase price allocation and associated retrospective application thereof related to the acquisition of Massey Energy Company and other adjustments.

(2)	Assumes $500 million aggregate principal amount of 8.25% notes intended to be offered and the redemption of $350 million aggregate principal amount of the 3.25% Convertible Senior Notes due 2015 issued by Alpha Appalachia Holdings, Inc. (formerly Massey Energy Company).

(3)	The pro forma ratio of earnings to fixed charges was less than one-to-one for the year ended December 31, 2011 (as adjusted) and the six months ended June 30, 2012. Additional earnings of $796.9 million and $2.8 billion, respectively, would be needed to have a one-to-one pro forma ratio of earnings to fixed charges.